

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

David S. Sassoon
General Counsel
FXCM Inc.
32 Old Slip
New, NY 10005

Re: **FXCM Inc.**
Amendment No. 3 to Registration Statement on Form S-1
Filed November 15, 2010
File No. 333-169234

Dear Mr. Sassoon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your response to comment 1 of our letter dated November 12, 2010, is still under review. We may have further comments.

Summary, page 1

2.   Please quantify the benefits each of your officers, directors, major shareholders and their respective affiliates will receive in the offering. For example, please quantify the amount of the offering proceeds that each such person will receive in exchange for their Holding Units in the summary section.

Dilution, page 52

3.   We note your calculation of pro forma tangible book value as of September 30, 2010 taking into account your acquisition of ODL Group Limited on October 1, 2010. Please tell us how you determined that certain assets, such as deferred tax assets, are tangible.

4.   Please provide to us your calculation of pro forma net tangible book value after giving effect to the pro forma offering and other adjustments.

Unaudited Pro Forma Consolidated Financial Information, page 54

Unaudited Pro Forma Consolidated Statement of Financial Condition, page 55

Adjustment (6), page 58

5.   We note your response to prior comment 5 and corresponding disclosure added to page 46. Please provide similar disclosure within your pro forma adjustment to clearly illustrate that subsequent to the offering, the holders of the 26 outstanding shares of Class B common stock will hold 80% of the voting power in FXCM Inc.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        212-455-2502